

November 2, 2011

<u>Via E-mail</u>
Mr. Dennis Capovilla
President and Chief Executive Officer
Southwall Technologies Inc.
3788 Fabian Way
Palo Alto, California 94303

> **Re: Southwall Technologies Inc.**
> **Schedule 14D-9**
> **Filed on October 25, 2011**
> **File No. 005-39081**

Dear Mr. Capovilla:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Merger Agreement, page 3</u>

1.   We note your statement that the merger agreement and related summary are not intended to be, and should not be relied upon as, disclosures regarding any facts and circumstances relating to the company. Please revise to remove any potential implication that the merger agreement and summary do not constitute public disclosure under the federal securities laws.

<u>Financial Projections, page 31</u>

2.   We note that you have included non-GAAP financial measures in this section, including EBIT, EBITDA and Opex. Please provide the additional disclosures required by

Rule 100(a) of Regulation G and Item 10(e) of Regulation S-K, including a reconciliation for each period presented, or advise as to why you believe that this is not required. Please also disclose the assumptions underlying these projections.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact me at (202) 551-3503 if you have any questions regarding our comments.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: Via E-mail
        Paul E. Sieminski, Esq.
        Gunderson Dettmer Stough
        Villeneuve Franklin & Hachigian, LLP